UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ROWViGOR, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 3, 2016

Physical address of issuer
157 S. Washington Ave, Louisville, CO 80027

Website of issuer
www.rowvigor.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering. The intermediary is not charging the issuer any compensation with respect to the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Boston Private Bank and Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
February 25, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$51,405.38	$31,156.48
Cash & Cash Equivalents	$1,287.41	$31,156.48
Accounts Receivable	$0.00	$0.00
Short-term Debt	$8,948.51	$0.00
Long-term Debt	$184,252.40	$85,684.94
Revenues/Sales	$17,896.59	$11,221.71
Cost of Goods Sold	$15,096.48	$9,557.99
Taxes Paid	$0.00	$0.00
Net Income	-$140,109.51	-$53,634.47

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 14, 2018

FORM C

Up to $107,000.00

ROWViGOR, LLC



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ROWViGOR, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $107,000.00 from Piurchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.rowvigor.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 14, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.rowvigor.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

ROWViGOR, LLC (the "Company") is a Delaware Limited Liability Company, formed on February 3, 2016.

The Company is located at 157 S. Washington Ave, Louisville, CO 80027.

The Company's website is www.rowvigor.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Exhibits

This Form C is supplemented by the Company's financial statements attached as Exhibit A, the Company Summary attached as Exhibit B, the Subscription Agreement attached as Exhibit C, the form of Crowd Note attached as Exhibit D, the Company Pitch Deck attached as Exhibit E, and the Video Transcription attached as Exhibit F.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review Exhibit B to this Form C.

The Business

The Company develops fitness content (available live and on demand) that is distributed through a mobile application and provides direct connection to fitness equipment (old and new) via Bluetooth or proprietary hardware device. In addition, the mobile app provides workout data and analytics; fitness games and competition; and peer-to-peer interaction. Starting with indoor rowing, the Company will eventually charge fees for access to the full application as well as a variety of in application 'up-sales' like personal training, fitness gear and equipment and apparel.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 25, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware limited liability company in 2016. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and may require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. In addition, our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our service is highly competitive.

The fitness market is highly competitive, and the Company may compete with a variety of different businesses and business models. The fragmented nature of the fitness industry combined with the relatively low barriers to entry make competitive threats difficult to quantify and address. In addition, major changes in fitness trends or technological advances may create additional competition for the Company.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize these products and services. Smaller or early stage companies may also prove to be significant competitors.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

We may implement new lines of business or offer new products and services within our existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
The Company has or intends to enter into employment agreements with Moses McCall, Fola Awosika, Sarah April, Steve Calvert, and Brennan Mulligan although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Moses McCall, Fola Awosika, Sarah April, Steve Calvert, and Brennan Mulligan, or any member of the board of managers or executive officer, could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on its management team in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the management team dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand; and

* seasonal fluctuations in demand and our revenue.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We may not have sufficient cash flow to sustain our business.

Our business may not ever be able to generate sufficient cash flow to satisfy all of our working capital needs. As a result, we may need to raise additional capital or to incur additional indebtedness which could decrease or eliminate our profitability.

Our business plan may not be profitable.
We have not yet implemented our business plan. We do not know if we can successfully implement our business plan. We do not know if our business plan will be profitable.

Our business plan may change.
We may change our business plan when and as necessary. If we change our business plan, you may not agree with the changes we make. If we make changes to our business plan, we may fail to make changes that increase our revenue or earnings.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected.

Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 77.9% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein.

Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company develops fitness content that is distributed through a mobile app and provides direct connection to fitness equipment via Bluetooth or proprietary hardware device. In addition, the mobile app provides workout data and analytics; fitness games and competition; and peer-to-peer interaction. Starting with indoor rowing and eventually including other fitness equipment types like treadmills and ellipticals, the Company will charge fees for access to the full application as well as a variety of in-application "up-sales" like personal training, fitness gear and equipment and apparel.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative fitness software and content. The Company's business strategy leverages its ability to create fitness content for different needs and levels and then connecting this content to fitness equipment of varying makes, models and types enabling data collection as well as enhancing interaction with and between customers and coaches. As part of its strategy, the Company continues to expand the list of fitness equipment that it connects to; continues to create new fitness content for delivery through the mobile application; and continues to develop features and functionality that connect its customers to coaches and to each other. The Company has begun executing this strategy in the rowing fitness space, connecting via Bluetooth to a variety of rowing machine types. The Company is also in the process of developing hardware that will allow connection to USB enabled equipment and eventually expand the ability to pair with fitness equipment beyond just rowing machines. The Company intends to generate revenue in a variety of ways including, but not limited to:

- Monthly subscriptions to the mobile application;
- Sale of related products and services;
- In-app purchases of enhanced content and services; and
- Licensing of fitness content to gyms and hardware manufacturers.

History of the Business

The Company started as a brick-and-mortar rowing fitness studio and then evolved to offer the same content virtually via mobile application. Since transitioning to providing a virtual experience, the Company has shut down its brick-and-mortar operations.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile Application and Connection	Our mobile application connects users to rowing machines via Bluetooth or proprietary device providing access to live and archived classes, games and competition, and data.	The mobile application can be used by individuals with access to rowing machines as well as gyms and studios with rowing machines.
Fitness Content	The Company creates and produces proprietary fitness content leveraging various fitness disciplines, equipment, and techniques.	Rowing machine manufacturers that want to pair their equipment with the Company fitness content as well as gyms and studios that wish to offer a variety of fitness content options.

In November 2018, the company developed a prototype device that will allow for connection to legacy fitness equipment. This product will become the basis for connection to any USB enabled fitness equipment type.

Our mobile application is currently available to iOS users via the Apple App Store and is marketed largely through social media. In addition, we partner with hardware manufactures directly to offer content and connection for their customers, and we work with gyms to access to additional customers by providing free clinics and other incentives.

Competition

The Company's primary competitors are True Rowing, Peloton Bike, Rowhouse, and Nordic Track.

The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and feature advances that have increased the capabilities and use of fitness equipment, enable virtual fitness content, and other digital fitness solutions. Despite this competitive environment, the Company seeks to differentiate itself by providing access to content primarily through legacy (existing) equipment as opposed to virtual fitness delivered as part of a vertically integrated (hardware and software) or application-only solution. In order to compete, the Company must continue to produce high quality content, increase the number and type of equipment it connects with, and constantly introduce features that engage users.

Customer Base

Our current customers are individual users of our mobile application who are located in various places around the world, rowing machine manufacturers who want to connect with the Company content and capabilities, and gyms and studios who want to provide their members access to ROW ViGOR content.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,375,742	Service	ROWViGOR	June 15, 2017	January 9, 2018	United States
5,379,249	Goods (Software)	ROWViGOR	June 15, 2017	January 16, 2018	United States

We have just developed a prototype for a device that will enable USB-accessible machines to connect with our application via Bluetooth. The Company intends to pursue a patent and other protections for the device in addition to exploring all protections on marks, products, and other inventions of the Company going forward.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 157 S. Washington Ave, Louisville, CO 80027

The Company has the following additional addresses: None.

The Company conducts business in Colorado.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	30.00%	$15,000	37.38%	$40,000
Research and Development	4.00%	$2,000	3.74%	$4,000
Equipment Purchases	6.00%	$3,000	5.61%	$6,000
General Working Capital	20.00%	$10,000	22.90%	$24,500
Technology Development	30.00%	$15,000	23.36%	$25,000
Content Development	10.00%	$5,000	7.01%	$7,500
Total	**100.00%**	**$50,000**	**100.00%**	**$107,000**

* This Use of Proceeds table does not include a $1,000 fee for legal services or the $769.00 in accounting fees relating to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances at its discretion should the Company, its management team, and officers feel the need to alter the uses of proceeds in the best interest of the shareholders and long-term value of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Allen (Member of the Board of Managers)

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2/3/16 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer at ROWViGOR 2/3/16 – Present, Responsibilities:
- Planning and management of long-term vision of ROWViGOR

Senior Vice President of Business Development at BuiltSpace Technologies Corporation 2015-2016, Responsibilities:
- Developing the US market for a Canadian based technology company
- Managing US based partner relationships
- Maintaining profit and loss data for US based business development operations

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Moses McCall (Member of the Board of Managers)

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President 2/3/16 - Present
CTO 2/3/16 – 12/31/17
Chief Architect 1/1/18 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sr. Architect at ROWViGOR: 1/1/18 – Present, Responsibilities:
- Development and maintenance of the mobile application and related technology
- Development and maintenance of APIs connecting Company technology to other devices and services
- Maintenance of internal technological systems
- Database management and architecture
- Development of feature and database architecture

Software Engineering Contractor: 11/1/2015 – 2/3/216, Responsibilities:

- Providing software engineering support and services on a short-term contractual basis for various individuals and entities.

Principal Software Engineer/Data Scientist at Law IQ: 8/1/2014 – 11/1/2015, Responsibilities:
- Data collection and analysis
- Data modeling

Chief Technology Officer at ROWViGOR: 2/3/16 - 12/31/17, Responsibilities:
- Providing leadership in technology development and maintenance of technological systems including hardware and software

Name

Fola Awosika

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, Head of Fitness 2/3/16 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Occupation: Head of Fitness at ROWViGOR 2/3/16 – Present, Responsibilities:
- Development and application of the Company fitness philosophy
- Training, development and oversight of all fitness personnel
- Development of curriculum
- Coordination of fitness content development
- Representing the Company at various fitness events and engagement
- Supporting development of relationships with fitness entities

Occupation: Co-Founder at TRI Fitness LLC 3/1/2006 – 3/1/2016, Responsibilities:
- Planning and long-term management of the company

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Units
Amount outstanding	7,059 Units
Voting Rights	Yes
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	73.2%

The Class A Common Units are owned by the three founders of the Company.

Type of security	Series A Preferred Units
Amount outstanding	1,000 Units
Voting Rights	Yes
Anti-Dilution Rights	- Full ratchet adjustment for additional Series A Preferred Units issued at a lower price. - If the currently outstanding convertible notes convert onto Common Units aggregating to more than a 9.41% ownership interest in the Company, the number of Series A Preferred Units will be adjusted upwards to maintain a 10% fully diluted ownership interest in the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.38%
Other Material Terms of the Security	- Purchase Price: $100 per Unit - Converts into Class A Common Units at option of the holder

	- 8% Preferred Return - Redemption at the option of the holder after five years at Purchase Price plus accrued Preferred Return

Type of security	Series A Common Units
Amount outstanding	578.23 Units
Voting Rights	Yes
Anti-Dilution Rights	If, prior to closing a financing of at least $1,000,000, the Company issues additional Common Units at a price per Unit of less than $259.41, this holder shall receive additional Common Units to maintain a 6% ownership interest on a fully diluted basis.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	6.00%

Type of security	Warrants
Amount outstanding	To purchase 499 Units of membership interest (Class or Series of Units not specified)
Reason for Issuance; Basis of Issuance	These warrants were issued on April 30, 2018 to a service provider as partial compensation for services rendered to the Company; Section 4(a)(2) of the Securities Act of 1933
Term; Exercise Price	Fifteen years; $300.78 per Unit
Voting Rights	No
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	6.00%

The Company has reserved 1,000 Common Units for future issuance to employees of the Company under any Company equity incentive plan(s) to be adopted.

Preemptive Rights

Each holder of Units representing at least five percent (5%) of the outstanding Units of membership interest in the Company, on a fully-diluted basis, has the right to purchase its proportionate percentage of equity securities to be issued by the Company in any future capital raising issuance.

Outstanding Debt

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	David Allen
Amount outstanding	$30,000.00
Interest rate and payment schedule	6.0% payable quarterly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 26, 2026
Other material terms	- Deferred instrument - 15% discount on conversion

Type of debt	Convertible Notes
Name of creditor	Maurice Barton
Amount outstanding	$10,000.00
Interest rate and payment schedule	6.0% payable quarterly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 1, 2022
Other material terms	- Deferred instrument - 10% discount on conversion

Type of debt	Convertible Notes
Name of creditor	Kevin Tucker
Amount outstanding	$10,000.00
Interest rate and payment schedule	6.0% payable quarterly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 1, 2022
Other material terms	- Deferred instrument - 10% discount at conversion

Type of debt	Convertible Notes
Name of creditor	FogoMotion, LLC
Amount outstanding	$25,000.00
Interest rate and payment schedule	2.5% payable annually
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	May 31, 2022
Other material terms	- Deferred instrument - 10% discount upon conversion - Prepayment allowed, with a penalty

Type of debt	Convertible Notes
Name of creditor	David Allen
Amount outstanding	$50,000.00
Interest rate and payment schedule	6.0% interest payable quarterly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	June 15, 2027
Other material terms	- Deferred instrument - 15% discount at conversion

Type of debt	Convertible Notes
Name of creditor	Edward and Lois Anderson
Amount outstanding	$50,000.00
Interest rate and payment schedule	6.0% payable quarterly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 1, 2026
Other material terms	- Deferred instrument - 15% discount at conversion

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number of Units Sold	Amount of Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Equity (Series A Preferred Units)	1,000	$100,000	-Development of Alpha mobile application -Development of initial fitness content -Development of initial marketing content -Operating capital -$50,000 paid directly to Capital Innovators*	February 8, 2017	Federal Law: Section 4(a)(2) of the Securities Act of 1933.
Convertible Promissory Notes	N/A	$175,000	Working Capital	October 2016 through June 2017	Federal Law: Section 4(a)(2) of the Securities Act of 1933.
Common Units	578.23	$150,000 **	Services provided by a business incubator	August 28, 2018	Federal Law: Section 4(a)(2) of the Securities Act of 1933.

* Paid directly to Capital Innovators on the Company's behalf as payment of the Company's participation fee in the Capital Innovators Accelerator Program.

** The company received $25,000 in cash and $125,000 in customized consulting.

Ownership

A majority of the Company is owned by a few people. Those people are: Fola Awosika, Kevin Allen, and Moses McCall.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Kevin Allen	26.0%
Fola Awosika	26.0%
Moses McCall	26.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$4,840.00	$0.00	$0.00

Operations

We are currently focusing on driving user growth for the mobile application and continued development of the technology rather than generating revenues. We are not certain when or if we will generate profits in the future, and we intend to devote our resources in the near future to activities that drive user growth, increase the active user base, stimulating in-app engagement and establish marketing and sales channels.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following:

- Establishing the first 10,000 users through strategic sales and marketing activities through social media and other platforms;
- Introducing the app subscription fee business model;

- Increasing monthly active users through tactical in-app engagement strategies;
- Increasing the total addressable market by expanding the number of compatible systems and equipment types; and
- Establishing marketing systems and process to facilitate scaling of the operation.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth as above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity and be used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Offering proceeds are important to ROW ViGOR's operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of the company's next milestones and expedite the realization of its business plan. The Offering proceeds will have a beneficial effect on its liquidity, which will be augmented by the Offering proceeds and used to execute its business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 25, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission, or any other form of compensation, to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have membership interests outstanding.

The material terms of the Security are as follows:

Valuation Cap
$3,000,000.00

Discount Rate:
20.0%

Interest Rate:
4.0%

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the investor <u>is not</u> a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Shares**" shall mean, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   a. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   b. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least

      50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

  iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred Stock shareholders shall have the right to vote on the same basis as Common Stock shareholders.

The Company does not have any other voting agreements in place.

The Company does have a shareholder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any shares of capital stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Kevin Allen
Relationship to the Company	CEO, President, CFO, and Co-Founder
Total amount of money involved	$15,297.50
Benefits or compensation received by related person	Increase in the individual Capital Account
Benefits or compensation received by Company	Cash infusion
Description of the transaction	Funds loaned to Company to maintain liquidity

Securities

Related Person/Entity	David Allen
Relationship to the Company	Father of Kevin Allen (Co-Founder and CEO)
Total amount of money involved	$80,000 in convertible notes
Benefits or compensation received by related person	See terms of these convertible notes discussed under "Capitalization" above.
Benefits or compensation received by Company	Cash investment.
Description of the transaction	See terms of these convertible notes discussed under "Capitalization" above.

Related Person/Entity	Lois and Edward Anderson
Relationship to the Company	In-laws of Co-Founder and CEO Kevin Allen
Total amount of money involved	$50,000 in convertible notes
Benefits or compensation received by related person	See terms of these convertible notes discussed under "Capitalization" above.
Benefits or compensation received by Company	Cash investment
Description of the transaction	See terms of these convertible notes discussed under "Capitalization" above.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kevin Allen
(Signature)

Kevin Allen
(Name)

CEO, President, CFO, Secretary, Chairman, Co-Founder
(Title)
12/14/18
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Allen
(Signature)

Kevin Allen
(Name)

CEO, President, CFO, Secretary, Chairman, Co-Founder
(Title)
12/14/18
(Date)

/s/Moses McCall
_____
(Signature)

Moses McCall
_____
(Name)

Co-Founder and Sr. Architect
_____
(Title)
12/14/18
_____
(Date)

/s/Fola Awosika
_____
(Signature)

Fola Awosika
_____
(Name)

Co-Founder and Head of Fitness
_____
(Title)
12/14/18____
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

ROWViGOR, LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Business Fundamentals Chk (9007)	1,287.41
Total Bank Accounts	**$1,287.41**
Other Current Assets	
12000 Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,287.41**
Fixed Assets	
14000 Capitalized Content	50,117.97
Total Fixed Assets	**$50,117.97**
TOTAL ASSETS	**$51,405.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20000 Bank of America Credit Card	8,948.51
Credit Card - BofA Debit Card	0.00
Total Credit Cards	**$8,948.51**
Total Current Liabilities	**$8,948.51**
Long-Term Liabilities	
21000 Accrued Interest Expense	9,252.40
21100 Loan from Partner - Kevin Allen	0.00
21200 Convertible Notes	
21300 Convertible Note - Fogomotion LLC	25,000.00
21400 Convertible Note - Kevin Tucker	10,000.00
21500 Convertible Note - Maurice Barton	10,000.00
21600 Convertible Note - David Allen	80,000.00
21700 Convertible Note - Edward Anderson	50,000.00
Total 21200 Convertible Notes	**175,000.00**
Total Long-Term Liabilities	**$184,252.40**
Total Liabilities	**$193,200.91**
Equity	
30100 Partner Contributions	2,842.44
30200 Partner Distribution	0.00
30250 Investor Contributions	50,000.00
30300 Retained Earnings	-54,528.46

	TOTAL
Net Income	-140,109.51
Total Equity	**$ -141,795.53**
TOTAL LIABILITIES AND EQUITY	**$51,405.38**

ROWViGOR, LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
40500 Refunds-Allowances	242.50
40600 Sales	17,534.09
40800 Services	120.00
Total Income	**$17,896.59**
Cost of Goods Sold	
50100 COS - Cost of labor	12,866.00
50500 COS - Purchases	52.50
50600 COS - Software Expenses	1,177.98
50700 COS - Subcontractors	1,000.00
Total Cost of Goods Sold	**$15,096.48**
GROSS PROFIT	**$2,800.11**
Expenses	
60100 Advertising/Promotional	6,906.88
60300 Bank Charges	686.43
60400 Commissions & fees	1,755.33
60700 Dues & Subscriptions	1,100.69
60800 Equipment	812.52
61100 Guaranteed Payments to Partners	
61200 Guaranteed Payments - Fola Awosika	5,726.00
61300 Guaranteed Payments - Kevin Allen	3,500.00
61400 Guaranteed Payments - Moses McCall	1,544.70
Total 61100 Guaranteed Payments to Partners	**10,770.70**
61500 Insurance	2,162.00
61800 Interest Expense	9,252.40
62000 Legal & Professional Fees	12,589.00
62100 Marketing	2,655.29
62200 Meals and Entertainment	5,514.33
62300 Office Expenses	2,030.53
62400 Other General and Admin Expenses	2,097.14
62600 Product Development	6,977.50
62800 Promotional Materials	2,026.52
63100 Rent or Lease	29,250.00
63300 Shipping and delivery expense	1,021.27
63400 Software Tools	2,275.15
63600 Subcontractors	1,950.00
63700 Supplies	5,884.74
63800 Testing Material	1,390.06
Total 63700 Supplies	**7,274.80**

	TOTAL
64100 Telephone Expense	2,368.03
64400 Travel	17,491.43
64500 Fees	3,257.61
64700 Lodging	4,882.63
64900 Ground	4,843.45
Total 64400 Travel	**30,475.12**
65100 Uncategorized Expense	957.99
Total Expenses	**$142,909.62**
NET OPERATING INCOME	$ -140,109.51
NET INCOME	$ -140,109.51

ROWViGOR, LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-140,109.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12000 Uncategorized Asset	0.00
20000 Bank of America Credit Card	8,948.51
Credit Card - BofA Debit Card	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,948.51**
Net cash provided by operating activities	**$ -131,161.00**
INVESTING ACTIVITIES	
14000 Capitalized Content	-50,117.97
Net cash provided by investing activities	**$ -50,117.97**
FINANCING ACTIVITIES	
21000 Accrued Interest Expense	9,252.40
21100 Loan from Partner - Kevin Allen	-5,684.94
21300 Convertible Notes:Convertible Note - Fogomotion LLC	25,000.00
21400 Convertible Notes:Convertible Note - Kevin Tucker	10,000.00
21500 Convertible Notes:Convertible Note - Maurice Barton	10,000.00
21600 Convertible Notes:Convertible Note - David Allen	50,000.00
30100 Partner Contributions	2,842.44
30200 Partner Distribution	893.99
30250 Investor Contributions	50,000.00
30300 Retained Earnings	-893.99
Net cash provided by financing activities	**$151,409.90**
NET CASH INCREASE FOR PERIOD	**$ -29,869.07**
Cash at beginning of period	31,156.48
CASH AT END OF PERIOD	**$1,287.41**

ROWViGOR, LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Business Fundamentals Chk (9007)	31,156.48
Total Bank Accounts	**$31,156.48**
Total Current Assets	**$31,156.48**
TOTAL ASSETS	**$31,156.48**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
21100 Loan from Partner - Kevin Allen	5,684.94
21200 Convertible Notes	
21600 Convertible Note - David Allen	30,000.00
21700 Convertible Note - Edward Anderson	50,000.00
Total 21200 Convertible Notes	**80,000.00**
Total Long-Term Liabilities	**$85,684.94**
Total Liabilities	**$85,684.94**
Equity	
30200 Partner Distribution	-893.99
30300 Retained Earnings	
Net Income	-53,634.47
Total Equity	**$ -54,528.46**
TOTAL LIABILITIES AND EQUITY	**$31,156.48**

ROWViGOR, LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
40500 Refunds-Allowances	1,882.78
40600 Sales	5,513.32
41000 Uncategorized Income	3,825.61
Total Income	**$11,221.71**
Cost of Goods Sold	
50100 COS - Cost of labor	1,590.00
50300 COS - Other Costs	67.99
50500 COS - Purchases	7,900.00
Total Cost of Goods Sold	**$9,557.99**
GROSS PROFIT	**$1,663.72**
Expenses	
60100 Advertising/Promotional	3,102.90
60300 Bank Charges	170.19
60700 Dues & Subscriptions	50.00
61500 Insurance	1,935.00
61900 Job Materials	241.40
62000 Legal & Professional Fees	430.00
62100 Marketing	7,950.00
62200 Meals and Entertainment	1,459.96
62300 Office Expenses	443.58
62400 Other General and Admin Expenses	4,064.91
62700 Promotional	1,297.92
63100 Rent or Lease	30,900.00
63300 Shipping and delivery expense	6.45
63400 Software Tools	382.84
63500 Stationery & Printing	1,104.03
63700 Supplies	134.63
64100 Telephone Expense	76.66
64400 Travel	875.55
65000 Travel Meals	36.84
65100 Uncategorized Expense	396.13
65200 Utilities	218.02
Total Expenses	**$55,277.01**
NET OPERATING INCOME	**$ -53,613.29**
Other Expenses	
70600 Miscellaneous	21.18
Total Other Expenses	**$21.18**
NET OTHER INCOME	**$ -21.18**
NET INCOME	**$ -53,634.47**

ROWViGOR, LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
40500 Refunds-Allowances	1,882.78
40600 Sales	5,513.32
41000 Uncategorized Income	3,825.61
Total Income	**$11,221.71**
Cost of Goods Sold	
50100 COS - Cost of labor	1,590.00
50300 COS - Other Costs	67.99
50500 COS - Purchases	7,900.00
Total Cost of Goods Sold	**$9,557.99**
GROSS PROFIT	**$1,663.72**
Expenses	
60100 Advertising/Promotional	3,102.90
60300 Bank Charges	170.19
60700 Dues & Subscriptions	50.00
61500 Insurance	1,935.00
61900 Job Materials	241.40
62000 Legal & Professional Fees	430.00
62100 Marketing	7,950.00
62200 Meals and Entertainment	1,459.96
62300 Office Expenses	443.58
62400 Other General and Admin Expenses	4,064.91
62700 Promotional	1,297.92
63100 Rent or Lease	30,900.00
63300 Shipping and delivery expense	6.45
63400 Software Tools	382.84
63500 Stationery & Printing	1,104.03
63700 Supplies	134.63
64100 Telephone Expense	76.66
64400 Travel	875.55
65000 Travel Meals	36.84
65100 Uncategorized Expense	396.13
65200 Utilities	218.02
Total Expenses	**$55,277.01**
NET OPERATING INCOME	**$ -53,613.29**
Other Expenses	
70600 Miscellaneous	21.18
Total Other Expenses	**$21.18**
NET OTHER INCOME	**$ -21.18**
NET INCOME	**$ -53,634.47**

EXHIBIT B
Company Summary





Company: ROW ViGOR

Market: Fitness Technology

Product: Interactive fitness app that syncs with existing equipment

Company Highlights

- Developed proprietary tool to deliver experiential workouts to Bluetooth compatible fitness machines
- Launched their first online live rowing class in May 2018
- Grew its user base 86% year-over-year in 2017
- Member of Capital Innovators' Accelerator Spring 2017 class and the Nex3 Accelerate Program in Fall 2018

PERKS

$100: Cell phone cradle that can be placed on top of a rowing machine and ROW ViGOR branded headphones

$250: Cell phone cradle and a ROW ViGOR shirt of your choosing

$500: Swag bag that includes a ROW ViGOR branded bag, pen, cradle, shirt, and pint glass

$1,000: ROW ViGOR swag bag and six-week workout program personally tailored for you by Coach Fola

$5,000: ROW ViGOR swag bag and an Apple TV that you can pair with your ROW ViGOR app to stream the workout program developed for you by Coach Fola.

$10,000: Be a rowing participant of one of ROW ViGOR's live classes with Coach Fola and ROW ViGOR swag bag

$15,000: Personal training class – Coach Fola will come to your house and give you and five of your friends a personal class and ROW ViGOR swag bag

You are investing in a Crowd Note in this offering. Perks are meant to be a thank you from the company for investing. The perks above are NOT INCLUSIVE of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated. Shipping, where applicable, is included for domestic and international addresses.



Opportunity

The U.S. exercise and fitness product market was worth nearly $5.2 billion in 2017[i] with rowing machine sales growing about 48% from 2010-2017.[ii] Many consumers are seeing the benefits of rowing over other forms of exercise due to its low impact nature and the cardiovascular benefits it provides.[iii] To help guide their fitness routines, smartphone users have turned to health and fitness apps to receive instruction, track workout data, and connect with other fitness-minded people. These apps have grown significantly in the last three years with consumers enjoying the accessibility that apps provide[iv]; however, in 2017 only 6% of fitness operators offered virtual on-demand and streaming personal training, coaching, and instruction for their members.[v]

In the wake of these trends, ROW ViGOR has developed a mobile rowing fitness-based application that makes rowing workouts more accessible and personalized. Users have access to a selection of instructor-led, archived, and live workout classes that combine rowing with other exercises like yoga and kettlebells. The app also allows users to track workout data and connect with other app users for workouts or friendly rowing competitions. ROW ViGOR's goal is to provide the masses with an easy-to-use, connected digital fitness experience compatible with any rowing machine type. In the future, the company plans to expand this offering to pair with other fitness equipment types like treadmills, ellipticals, and stationary bikes.

Product

ROW ViGOR has built a digital rowing fitness experience through its mobile application. The ROW ViGOR app is currently designed for use with the best-selling rower in the world[vi], the Concept 2 rowing machine. Using Bluetooth, users are able to pair their rowing machine with the ROW ViGOR app to begin an instructed rowing workout. Classes combine rowing with other exercises like kettlebells, body weight movements, or band exercises.





Live and Archived Classes

ROW ViGOR users have the ability to take a variety of instructed rowing workout classes. The company provides access to classes via a live in-app stream that happens periodically throughout the day, where a rowing coach provides instruction and motivation throughout the workout and can track users progress during the session. Users also have access to archived classes, so they can work out on their own schedule. Class type varies based on skill level, technique, power, and duration.





On Demand Classes - By Duration
Endurance
Power 10
30 Min | Endurance | Coach Fola
Energy
30 Min | Endurance | Coach Cass
The Push
30 Min | Endurance | Coach Cass
Staying Power
Filter
Category
Endurance
Instructional
Mobility
Strength
Weight Loss
Classes
Challenges
Just Row
Account

On Demand Classes - By Duration
Endurance
Power 10
30 Min | Endurance | Coach Fola
Energy
30 Min | Endurance | Coach Cass
The Push
30 Min | Endurance | Coach Cass
Staying Power
30 Min | Endurance | Coach Cass
Meter Progression
Sort by
Duration
Popularity
Classes
Challenges
Just Row
Account



User Network



River Challenges
CHALLENGE YOURSELF OR YOUR FRIENDS
Potomac River
Total Distance: 2159909 M
Best Split: 0:00
Charles River
Total Distance: 285144 M
Best Split: 0:00
Yellowstone River
Total Distance: 127 M
Best Split: 0:00
Classes
Challenges
Just Row
Account

ROW ViGOR users are also able to connect with other rowers on the app. Users are able to row together and compete against one another in races and other fitness games. These races will vary in length, time, and difficulty and take place at virtual venues such as the Potomac River, Charles River, or Yellowstone River.

User Data

ROW ViGOR app users are able to track real-time fitness goals and progress directly in the app. Rowers are able to see previous classes they've taken, races they've competed in, and workout data including time, distance, and intensity, among other things.

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1000 M
0 SPM
0 Watts
0 Cals
START
Power 10
with Fola
30 Min | Weight Loss
Rower
Yoga Mat
Power 10 is designed to help you with adding more power to your rowing stroke while still maintaining efficiency. So if you're short on time but still need a great workout this is the class for you!
BEGIN CLASS

Use of Proceeds and Product Roadmap

ROW ViGOR intends to allocate funds across six different functions including: general marketing, research and development, equipment purchases, general working capital, technology development, and content development. ROW ViGOR plans on using the majority of the funds from this raise towards general marketing, working capital, and technology development.

ROW ViGOR's marketing efforts will focus on social media, targeted messaging, and strategic sponsorships. The company is looking to build a network of partner gyms as a channel for current and future sales. In these partnerships, ROW ViGOR will offer gyms free clinics and content to introduce members to rowing based fitness in return for the gym promoting ROW ViGOR to its gym members. The company plans to use the working capital to develop their marketing and software development team, as well as legal, accounting, and other professional services. ROW ViGOR's technology development will focus on continued software enhancements including the development of an Android mobile application. ROW ViGOR plans to expand their software offerings to include other fitness equipment, like treadmills, stationary bikes, and ellipticals, among other machines. The company has the ability to alter the use of proceeds at its discretion.





Business Model

ROW ViGOR anticipates generating revenue through a subscription fee and in-app purchases.

1. **Subscription Fee**: ROW ViGOR plans to charge users a monthly subscription fee for the use of the mobile application.
2. **In-App Purchases**: ROW ViGOR will sell gear and equipment, additional content, and personalized fitness classes through its app.

USER TRACTION

ROW ViGOR has experienced significant new user growth since 2016. As of November 28, 2018, ROW ViGOR had 2,531 users. Through November, ROW ViGOR gained 860 new users in 2018. In 2017, the company had 1,088 new users, which represented an 86% year-over-year user growth from 2016, when the company had 584 new users. ROW ViGOR has users throughout North America, Australia, Asia, and Europe.





ROW ViGOR started as a brick-and-mortar rowing fitness studio outside of Washington, D.C. before transitioning into a virtual fitness company that offers fitness classes through its mobile app. ROW ViGOR completely exited the brick-and-mortar studio business in Q2 2017 and has been focused on growing the user base on its mobile application. As a result, year-to-date in 2018, the company has generated virtually no revenue.

Year-to-date through November 2018, ROW ViGOR has incurred $23,042 in total expenses. Cost of goods sold, which includes content production costs, was the largest expense in 2018, accounting for over 30% of total expenses. In 2017, the company incurred $207,842 in total expenses for the year, up from $57,165 in 2016.



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Year-to-date through November 2018, ROW ViGOR has generated a net operating loss of $22,738. In 2017, ROW ViGOR generated a net operating loss of $189,945. In 2016, the company generated a net operating loss of $45,943.



Net Operating Income
$-
$(10,000)
$(20,000)
$(30,000)
$(40,000)
$(50,000)
$(60,000)
$(70,000)
$(80,000)
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

INDUSTRY AND MARKET ANALYSIS

In 2017, U.S. fitness centers had total revenues of just over $30 billion with more than 30,000 membership-based exercise facilities throughout the country.[vii] Among these facilities, there were about 61 million members in 2017 compared to about 50 million members in 2010.[viii] Approximately 52% of all gym members are doing either a DVD, gaming and/or online workout program. This number climbs to 70% for higher frequency gym attendees. In addition to exercising at an exercise facility, 82% of gym members and casual gym members also exercise at home.[ix]

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One option for consumers when exercising at home is to purchase equipment for personal use. The U.S. fitness equipment market was valued at $3.6 billion in 2016 and is projected to reach $4.4 billion by 2024, growing at a compound annual growth rate (CAGR) of 2.5% from 2017 to 2024. The highest revenue generating segment of the market is cardiovascular equipment like rowing machines, treadmills, ellipticals, etc., which holds around 60% of the total market share. Further, cardiovascular equipment is forecasted to grow to 65% of the market by 2024.[x] In 2017, wholesale sales within the consumer segment of rowing machines was $83.2 million, about a 48% increase from 2010.[xi]

Wholesale Sales (Consumer Segment) of Rowing Machines in the U.S from 2007 to 2017 (in million U.S dollars)



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The global fitness app market is anticipated to grow at a 23% CAGR from 2016 to 2023. This growth will be driven by higher awareness about the positive effects of health and fitness and also a high rate of smartphone usage. Market Research Future projects the size of the global fitness app market to reach nearly $2 billion by 2023.[xii] Health and fitness mobile applications have experienced significant user growth since 2014. According to Flurry Analytics, app usage grew by over 330% between 2014 and 2017. The retention rate among these users is high, with about 75% of active users opening their health and fitness app at least twice a week as of August 2017. Workout and weight loss apps accounted for 73% of all health and fitness app sessions in 2017, up from a 55% share in 2014.[xiii]



How Often Do People Use Health & Fitness Apps?
Average Weekly Session Frequency of Health & Fitness App Users
1x / week
25%
2-5x / week
33%
6-10x / week
16%
10+ / week
26%
FLURRY

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Total Known Venture Funding For U.S. Fitness Startups

U.S.-based seed, early, and late-stage fitness startups, 2010 through 2018. Dollar volume based on venture deals of known size; round counts are for all venture deals.

■ Total Dollars Invested ($M)   ● Total Known Deals

crunchbase news

The number and size of venture deals in the fitness industry has grown significantly since 2010. In 2010, there were less than 10 known venture deals in the fitness industry totaling less than $100 million in funding. In 2014, there were more than 70 venture deals totaling over $200 million in funding. In 2017 there were more than 40 venture deals totaling over $600 million in funding.[xiv] In addition to venture funding, several private equity firms are also identifying investment opportunities in the fitness industry. TPG, one of the leading private equity firms, recently created a new company called Xponential Fitness to encompass its fitness investments.[xv]

COMPETITORS

ROW ViGOR competes with a range of companies in the at-home exercise market, including companies that manufacture exercise equipment that offer technology-enabled instructional workouts such as Peloton and NordicTrack, as well as companies that offer varying levels of customized virtual rowing instruction like the following:

Aaptiv: Founded in 2015, Aaptiv provides digital health and wellness content to users through its mobile app. The company focuses on offering audio-based workout instruction and pairs exercises with specific musical inspiration that each user chooses at the outset of their workout. Users have unlimited access to 2,500 guided workouts, the community of Aaptiv users, and structured fitness programs.[xvi] The company offers a wide variety of classes, including running, elliptical, strength training, yoga, rowing and more. The app costs $14.99 per month, $99.99 per year, and $399.99 for a lifetime membership.[xvii] In June 2018, Aaptiv raised a $22 million Series C round that brought total funding raised close to $52 million.[xviii]

LiveRowing: Founded in 2014, LiveRowing is a mobile iOS rowing app and rowing machine monitor company. The company's app allows users to connect and compete with other users in real-time racing challenges and analyze workout data to track progress. Users are also sent a featured rowing workout of the day for guidance. The LiveRowing Connect costs $45[xix] and allows users to connect the LiveRowing app to the Concept2 Indoor Rower. When connected, the machine's monitor can compete against any other Concept2 Indoor Rower in the world.[xx] LiveRowing's app is free to download[xxi], but the company also offers a premium option with additional user functionality through web analytics and workout information.[xxii] Users are able to connect their LiveRowing accounts to Strava, a social network for athletes.[xxiii]



Row Lab: Row Lab is an online rowing studio that offers customers subscriptions for online rowing classes. Users are able to connect to Row Lab's online service via tablet, smartphone, or computer, and are able to use any type of rowing machine. Classes are led by an Olympic International Committee-certified rowing coach.[xxiv] The subscription costs $14.99 per month and includes two live classes per week, on-demand access to streaming workouts, a community of users, and a monthly diet plan.[xxv]

Digital Rowing: Digital Rowing's RowPro software allows users to row online with other customers, offline by themselves, or at the pace of a guided RowPro workout through the software on their Windows or Mac computer. The software is designed exclusively for Concept2 Indoor Rowers and is used daily in over 40 countries.[xxvi] For home users, the cost is $8 per month for one user, $10 per month for two users, and $12 per month for families or small groups. Annual subscriptions start at $99 for one person and go up to $139 for two people and $179 for families or small groups. The company also has pricing for school and gyms. Digital Rowing is also developing an iOS/Android mobile app.[xxvii]

EXECUTIVE TEAM

 **Kevin Allen, Co-Founder and CEO:** Kevin co-founded ROW ViGOR in 2016 after previous CEO experience at multiple technology startups. Prior to his startup experience, he worked in finance as a portfolio manager and Mergers and Acquisition's director. Kevin also spent time as a business development director at an energy company, where he led energy infrastructure deals in North America. Kevin graduated from University of Pennsylvania (Wharton) in 1995 with his bachelor's degree in Management and Marketing, where he was also a member of the football team. He received an MBA with a concentration in Mergers and Acquisitions from Emory University in 2000 where he was a Toigo Finance Fellow. Kevin also received his JD from University of Chicago in 2007 during which time he participated in the second season of the TV show 'The Apprentice', where he made it to the semifinal round.

 **Fola Awosika, Co-Founder and VP of Fitness:** Fola co-founded ROW ViGOR in 2016 after working multiple positions within the fitness industry. He has over 15 years of experience in fitness and worked as a Fitness Consultant, Personal Trainer, and Sales Director before joining ROW ViGOR. He has multiple fitness certifications, including a biomechanics specialty certification. Fola attended the University of Maryland at College Park and graduated with a degree in Kinesiology in 1995.





Moses McCall, Co-Founder and Chief Architect: Moses joined ROW ViGOR in 2017 after serving as a software developer for a startup in the Washington, D.C. area. He has over 10 years of experience working at digital media, litigation, and energy companies. Moses also worked as a software engineer for the NASA Goddard Space Flight Center from 2001 to 2007. He graduated from Worcester Polytechnic Institute with his bachelor's degree in Electrical Engineering in 2002.



Brennan Mulligan, Head of Technology: Brennan joined ROW ViGOR in 2018 after working as a software engineer at Exegy, Inc., a provider of market data systems to major financial institutions. Prior to Exegy, Brennan worked for 13 years as a software developer and systems data analyst for BJC Healthcare, a health services provider in Missouri and Illinois. Brennan graduated from the University of Pennsylvania in 1996 with a degree in Economics.



Sarah April, Head of Business Development and General Counsel: Sarah joined the ROW ViGOR team in 2018. She also is the owner and founder of Kinetic Legal, where she works to support the health and wellness industry by providing legal advice to business owners and startups on a variety of issues including mitigating risk, managing intellectual property, and brand management. She has over eight years of law experience after receiving her JD from the University of Denver – Sturm College of Law in 2010. Sarah also graduated from the University of Idaho in 2005, where she was a member of the soccer team and received her degree in Public Relations.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $107,000
Valuation Cap: $3,000,000
Discount Rate: 20%
Interest Rate: 4%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $3 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.



Gimlet Media: The Pitch, ROW ViGOR
Washingtonian: A Washington Gym is Hosting a *House of Cards*-Themed Rowing Class
St. Louis Business Journal: 6 Startups Get Capital Innovators Investment
Entrepreneur Quarterly: Capital Innovators Announces Its Spring 2017 Accelerator Class
The Washington Post: Want a Full-Body Workout? The Machine You Need Has Been in Your Gym All Along

[i] https://www.clubindustry.com/news/us-fitness-product-sales-exceeded-52-billion-2017

[ii] https://www.statista.com/statistics/236145/us-wholesale-sales-of-rowing-machines-consumer-segment/

[iii] https://aaptiv.com/magazine/benefits-of-the-rowing-machine

[iv] https://flurrymobile.tumblr.com/post/165079311062/health-fitness-app-users-are-going-the-distance

[v] https://www.club-intel.com/wp-content/uploads/2017-International-Fitness-Industry-Trend-Report-Whats-All-the-Rage.pdf

[vi] https://www.rowingmachine-guide.com/concept2.html

[vii] https://www.statista.com/statistics/236120/us-fitness-center-revenue/

[viii] https://www.statista.com/statistics/236123/us-fitness-center--health-club-memberships/

[ix] https://www.slideshare.net/Bryankorourke/nielsen-global-consumer-exercise-trends-survey-2014?ref=https://www.wellnesscreatives.com/fitness-industry-statistics-growth/

[x] https://www.esticastresearch.com/press-release/united-states-fitness-equipment-market-forecast

[xi] https://www.statista.com/statistics/236145/us-wholesale-sales-of-rowing-machines-consumer-segment/

[xii] https://www.marketresearchfuture.com/reports/fitness-app-market-1405

[xiii] https://flurrymobile.tumblr.com/post/165079311062/health-fitness-app-users-are-going-the-distance

[xiv] https://news.crunchbase.com/news/fitness-startups-with-the-help-of-investors-go-for-gains/

[xv] https://www.bloomberg.com/news/articles/2017-12-12/tpg-forms-new-company-to-capitalize-on-boutique-fitness-craze

[xvi] https://aaptiv.com/how-it-works

[xvii] https://itunes.apple.com/us/app/aaptiv-1-audio-fitness-app/id869058995?mt=8

[xviii] https://techcrunch.com/2018/06/20/aaptiv-raises-22m-from-amazon-disney-and-more-for-its-netflix-for-fitness-now-valued-over-200m/

[xix] https://liverowing.com/store

[xx] https://www.fitness-gaming.com/news/fitness-and-sports/liverowing-app-connects-indoor-rowers-with-communities.html

[xxi] https://liverowing.com/features/

[xxii] https://liverowing.com/premium/

[xxiii] https://blog.strava.com/liverowing/

[xxiv] https://rowlab.co/

[xxv] https://rowlab.co/sign-up/individual/

[xxvi] https://www.digitalrowing.com/

[xxvii] https://www.digitalrowing.com/Pricing/index.html

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ROWViGOR LLC
157 S. Washington Ave
Louisville, CO 80027

Ladies and Gentlemen:

The undersigned understands that ROWViGOR LLC, a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 14, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on February 25, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company,

MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	157 S. Washington Ave Louisville, CO 80027 Attention: Kevin Allen
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.

If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

ROWViGOR LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

ROWViGOR LLC

CROWD NOTE

FOR VALUE RECEIVED, ROWViGOR, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3.0 million.

The "**Discount**" is 20.00%.

The "**Interest Rate**" is 4.0%.

The "**Offering End Date**" is February 25, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for

herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and

all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that

his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

Pitch Deck


ROW VIGOR
Using technology to provide personal fitness experiences
1

LEGAL NOTICE

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



OVERVIEW

We designed a digital fitness experience that is **compatible with existing equipment,** powered by real coaches, and available via mobile device. We are bringing live fitness to the masses with a connected experience that everyone can enjoy.

We are starting with ROWING.

ROW VIGOR

What we *BELIEVE*

EVERYONE SHOULD EXERCISE.

People have the **RIGHT TO FEEL GOOD** about themselves.

NEW EQUIPMENT DOESN'T MAKE YOU BETTER; using the stuff you already have correctly will.

Fitness experiences should be **BUILT FOR PEOPLE**, not fantasies.

Your **COMMUNITY** should be defined by your purpose and not your bank account.

ROW VIGOR

The

STATE OF FITNESS

$30 billion in revenue for U.S. fitness and health clubs in 2017[1]

6% of fitness operators offer virtual instruction[3]

48% growth in rowing machines sales in the U.S. from 2010-2017[2]

$3.6 billion U.S. fitness equipment market in 2016[4]

10 million People in the U.S. used a rowing machine in 2016[5]



1. https://www.statista.com/statistics/236120/us-fitness-center-revenue/
2. https://www.statista.com/statistics/236145/us-wholesale-sales-of-rowing-machines-consumer-segment/
3. https://www.club-intel.com/wp-content/uploads/2017-International-Fitness-Industry-Trend-Report-Whats-All-the-Rage.pdf
4. https://www.esticastresearch.com/press-release/united-states-fitness-equipment-market-forecast
5. https://www.washingtonpost.com/lifestyle/wellness/want-a-full-body-workout-the-machine-you-need-has-been-in-your-gym-all-along/2016/11/09/636bbbae-a084-11e6-a44d-cc2898cfab06_story.html?noredirect=on&utm_term=.2dccfa476c0c

The
STATE of FITNESS – APP USAGE

Health & Fitness App Use Frequency in the U.S.


26%
25%
16%
33%
Once per week
2-5 times per week
6-10 times per week
10 + times per week

- **Health and fitness app usage in the U.S. grew 330% from 2014 to 2017**
- **Over 75% of fitness app users open the app at least twice per week**

Source: https://flurrymobile.tumblr.com/post/165079311062/health-fitness-app-users-are-going-the-distance

ROW VIGOR



The PROBLEM

Consumers are pushing for on-demand fitness options[1]

Connected fitness with great content can be expensive[2]

Few fitness operators offer instruction virtually[3]

1. https://www.latimes.com/business/la-fi-boutique-fitness-20170823-story.html
2. https://www.entrepreneur.com/article/306545
3. https://www.club-intel.com/wp-content/uploads/2017-International-Fitness-Industry-Trend-Report-Whats-All-the-Rage.pdf

7

ROW ViGOR



The SOLUTION

- ***Waste Not Want Not:*** Take advantage of existing equipment

- ***Original Content:*** Something for every experience level and interest

- ***Make it Personal:*** Interactive fitness and support with expert coaches and a great community

ROW VIGOR

8

Introducing *ROW ViGOR*



ROW ViGOR aims to build the ultimate fitness brand, beginning with a hardware-agnostic, rowing-centric fitness solution for the home fitness market.

Virtual

ROW ViGOR is an immersive fitness platform that connects users and their machines to our studio right from their home.

Effective

Data tracking and competition keeps users accountable and engaged.

Immersive

Community, coaches, tracks, and games empower users throughout their fitness journey.

ROW ViGOR






Who is

Rowing?

"...rowing machines have emerged as a new star in the boutique fitness market."[1]

THE WALL STREET JOURNAL.

1. https://www.wsj.com/articles/row-row-row-your-flab-away-1445636409

The ROW ViGOR

SOLUTION

Empower
Puts users in touch
with expert coaches
and each other



Compete
Allows users to
compete against each
other and themselves





Data
Tracks real
fitness goals
and progress



Connect
Connects with your
fitness equipment



Games
Integrates users
with immersive
fitness games



11



ROW ViGOR
CONTENT

ROW ViGOR develops and produces its own fitness content that is delivered via live stream and accessible through our video archive. Our workouts combine rowing with a range of exercises and are created and delivered by our fitness trainers.


BUSINESS MODEL
Subscription-based revenue: Monthly recurring revenue
In-app sales: Custom programs, gear, and personal live classes
Users can sync to compatible rowing machines at home or in the gym via Bluetooth or our proprietary hardware device.
13


How do we get the app in users' hands?
SALES OPPORTUNITIES
Direct-to-Consumer (In-Home)
Leverage social media to target messaging towards specific user groups
Gym & Studio Partnerships
Work with gyms to expose members to ROW ViGOR
Equipment Manufacturers
Bundle equipment and software
14
ROW ViGOR

Team



FOLA AWOSIKA:
Founder/VP of Fitness

- 15+ years of experience in the fitness industry
- Experience as a fitness consultant, personal trainer, and sales director
- BS in Kinesiology from University of Maryland



KEVIN ALLEN:
Founder/CEO

- CEO experience at multiple tech startups
- Experience in portfolio management and mergers & acquisitions
- BS from Wharton, MBA from Emory University, JD from University of Chicago



MOSES MCCALL:
Founder/Chief Architect

- 10+ years of Software Engineering experience
- CTO experience at a startup
- BS Electrical Engineering/Computer Science at Worchester Polytech

ROW ViGOR



ADVISORS and PARTNERS

Tony Davis – CEO of multiple venture-backed tech companies; Sway Ventures, Nex3 Mentor

Aquil Abdullah – U.S. Olympian in rowing, software engineer

Nell Shuttleworth – Digital marketing specialist, founder of RowFit, master indoor rowing instructor





Thank YOU!!!

#RESPECTYOURViGOR

#ViGORNATiON


Respect My Vigor

ROW ViGOR

EXHIBIT F
Video Transcript

Crowdfunding Script vFinal

At ROWViGOR, we're bringing the boutique fitness studio directly to consumers through a connected, mobile, experience.

Time and money can be two of the biggest barriers to living a healthy, active lifestyle. That's why the ROWViGOR team got to work on a solution that can turn your equipment, the equipment you already have, – in your home, in your garage or your gym - into a personal boutique studio through your mobile device, and we are starting with one of the best full bodied equipment-based exercises that you can do – rowing.

User goes through the options and eventually selecting a class.

We connect to your mobile device through our network via Bluetooth giving you access to classes, instruction and the rest of Vigornation. You can challenge friends to a race or challenge yourself to beat your best time in our river game. You can also take one of our live or on demand classes.

Our expert trainers design workouts that combine rowing with other exercises like yoga, kettle bells, and bands. They have different levels of intensity and duration, ensuring there is something for everyone.

Our unique content can be accessed on demand or through a schedule of live classes where you connect instantly allowing for simultaneous interaction with your class and your coach. And speaking of coaches, we have a great group of coaches from around the country to provide you with a diversity of fitness experiences.

------- Fola says "Alright Sarah you gotta pick it up, you're not going to meet your split! I'll show you how it's done."

And after your workout see how you did using our data analytics tool - we connect via Bluetooth to machines like the Concept 2 and we are constantly working to add new connected equipment types every single

day.

Cool classes, expert trainers and a lifetime of healthy living all for you,

and free for a limited time. Simply download the app, register and turn

your rowing machine into a personal boutique fitness studio.

Join us now and remember to always make them respect your vigor!